FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker or Trading    / 6. Relationship of Reporting Person(s) to Issuer
                                        /    Symbol                               /              (Check all applicable)
                                        /                                         /
                                        /                                         /     X   Director            ___  10% Owner
                                        /                                         /    ___  Officer             ___  Other
                                        /    Sonoma Valley Bancorp (SBNK)         /         (give title below)       (specify below)
                                        /                                         /
Hitchcock,    Robert          B.        /                                         /
----------------------------------------/---------------------------------------- /-------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS Identification/ 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Number of         / (Month/Day/Year) /    (Check Applicable Line)
c/o Sonoma Valley Bancorp               /    Reporting Person, /                  /
202 W. Napa Street                      /    if an entity      /  10/16/02        /     X  Form filed by One Reporting Person
----------------------------------------/    (Voluntary)       /------------------/
(Street)                                /                      / 5. If Amendment, /    ___ Form filed by More than One Reporting
                                        /                      / Date of Original /        Person
                                        /                      / (Month/Day/Year) /
Sonoma,                 CA     95476    /                      /                  /
--------------------------------------- /                      /                  /
(City)                (State)  (Zip)    /                      /                  /
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                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title     /2.Trans-   /2A. Deemed   /3.Transaction/4. Securities Acquired (A) or     /5. Amount of /6. Ownership / 7. Nature of
   of        /  action   /    Execution/  Code       /   Disposed of (D) (Instr. 3,     / Securities  /   Form:     /    Indirect
  Security   /  Date     /    Date, if /  Instr. 8)  /   4 and 5)                       / Beneficially/   Direct (D)/    Beneficial
  (Inst.3)   /(Mo/Day/Yr)/    any      /             /                                  / Owned       /   or        /    Ownership
             /           / (Mo/Day/Yr) /------------------------------------------------/ Following   /   Indirect  /
             /           /             / Code /  V   /   Amount   /(A) or (D)/  Price   / Reported    /   (I)       /    (Instr. 4)
             /           /             /      /      /            /          /          / Trans-      /             /
             /           /             /      /      /            /          /          / action(s)   /   (Instr.4) /
             /           /             /      /      /            /          /          /(Inst. 3 & 4)/             /
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Common Stock   10/16/02                 J(1)           1,497(2)        D          -            0              I      As Custodian
                                                                                                                     under UTMA
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Common Stock                                                                                53,638(2)         D           N/A
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Common Stock                                                                                 6,934(2)         I      Owned by
                                                                                                                     Spousal IRA
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                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
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1.          / 2.      /3.      /3A. Deemed/4.Trans-/5. Number of/6. Date         /7. Title and   /8.      /9.      /10.     /11.
Title of    / Con-    /  Trans-/ Execution/ action / Derivative / Exercisable    /   Amount of   / Price  / Number / Owner- /Nature
Derivative  / version / action / Date, if / Code   / Securities / and Expiration /   Underlying  /   of   /   of   / ship   /of
Security    /   or    / Date   / any      /        / Acquired   / Date           /   Securities  / Deriv- / Deriv- / Form of/In-
(Instr. 3)  / Exercise/ (Month// (Month/  /(Inst.8)/ (A) or     /                /               / ative  / ative  / Deriv- /direct
            / Price of/  Day/  /  Day/    /        / Disposed of/(Month/Day/Year)/(Instr. 3 & 4) / Secu-  / Secu-  / ative  /Bene-
            /   of    /  Year) /  Year)   /        / (D)        /                /               / rity   / rities / Secu-  /ficial
            / Deriv-  /        /          /        /            /                /               /        / Benefi-/ rities /Owner-
            / ative   /        /          /        /(Inst.3,4,5)/                /               /(Inst.4)/ cially / Benefi-/ship
            / Secu-   /        /          /--------/------------/----------------/---------------/        / Owned  / cially /
            / rity    /        /          /Code/ V / (A) / (D)  / Date   / Expir-/ Title /Amount /        /Follow- / Owned  /(Inst.
            /         /        /          /    /   /     /      / Exer-  / ation /       / or    /        /ing     /        / 4)
            /         /        /          /    /   /     /      / cisable/ Date  /       /No. of /        /Reported/(Inst.4)/
            /         /        /          /    /   /     /      /        /       /       /Shares /        /Trans-  /        /
            /         /        /          /    /   /     /      /        /       /               /        /actions /        /
            /         /        /          /    /   /     /      /        /       /               /        /(Inst.4)/        /
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Explanation of Responses:

(1) The reporting person was a custodian under the Uniform Transfer to Minors Act.  The custodianship was dissolved and the reporting person no longer has a reportable beneficial inerest in shares of common stock which were included in the reporting person's prior ownership reports.
(2) Adjusted for dividend paid on 7/16/02.

                                                                                   /S/ ROBERT B. HITCHCOCK              10/16/02
                                                                                   --------------------------------     ----------
                                                                                   Robert B. Hitchock                   Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.